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                            February 15, 2023

       Joseph W. Turner
       Chief Executive Officer
       Ministry Partners Investment Company, LLC
       915 West Imperial Highway, Suite 120
       Brea, CA 92821

                                                        Re: Ministry Partners
Investment Company, LLC
                                                            Supplemental
Correspondence
                                                            Filed February 1,
2023
                                                            File No. 333-250027

       Dear Joseph W. Turner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence filed February 1, 2023

       General

   1. We note your response to our prior comment 1 and reissue. In your next response to us please:
                                                            Quantify the amount
of securities sold after October 8, 2021, the date your financials became stale, and
the date you filed a post-effective amendment that complied
                                                            with the
requirements of and instructions to Item 12 of Form S-1. In this regard, we note that the
language in, for example, Supplement No. 7 filed September 1,
                                                            2022 omitted
material information required by Item 12.
                                                            Include an updated
materiality analysis that covers all sales made from the date when your financial
statements became stale until the date when your post-effective amendment included
the forward incorporation by reference language required by
 Joseph W. Turner
Ministry Partners Investment Company, LLC
February 15, 2023
Page 2
           Item 12 of Form S-1.
             Revise the last risk factor on page 24 to remove all mitigating language related to the risk you are describing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at (202) 551-8819 or Tonya K. Aldave at
(202) 551-3601
with any questions.



                                                            Sincerely,
FirstName LastNameJoseph W. Turner
                                                    Division of Corporation
Finance
Comapany NameMinistry Partners Investment Company, LLC
                                                    Office of Finance
February 15, 2023 Page 2
cc:       Randy Sterns, Esq.
FirstName LastName